May 30, 2006

William L. Westerman
Chairman of the Board
Riviera Holdings Corporation
2901 Las Vegas Boulevard South
Las Vegas, NV 89109

Re: **Riviera Holdings Corporation**
        Preliminary Proxy Statement on Schedule 14A
        Filed May 19, 2006
        File No. 0-21430

Dear Mr. Westerman:

        This is to advise you that we have conducted only a limited review of your proxy statement. Based on that limited review, we have the following comments.

General

1.   Please advise us why you believe that Riv Acquisition Holdings, Inc. is not an affiliate of Riviera Holdings Corporation within the meaning of Rule 13e-3. Please note that Rule 12b-2 of the Securities Exchange Act of 1934 defines an affiliate as a person that directly or indirectly controls or is controlled by the person specified. Control is defined as having possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, "whether through the ownership of voting securities, contract, or otherwise." In this regard, we note the shareholders of Riv Acquisition Holdings, Inc. currently own an aggregate of 9.7% of your company's common shares. Alternatively, file a Schedule 13E-3.

                                    * * * *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jeffrey Shady at (202) 551-3471 or me at (202) 551-3495.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Richard L. Galin, Esq. *(via facsimile)*
       Gordon & Silver, LTD.